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                                                                    Exhibit 99.7

ROCHE DIAGNOSTICS AND QIAGEN PARTNER TO DEVELOP AND COMMERCIALIZE AN INTEGRATED DIAGNOSTIC SYSTEM FOR HEPATITIS AND HIV PCR TESTING

Pleasanton, California; Indianapolis, Indiana and Venlo, the Netherlands - May 07, 2002: Roche Molecular Systems, Inc. (RMS), a business area of Roche Diagnostics and Roche Diagnostics Corporation (RDC), the US sales and marketing arm of Roche Diagnostics, and QIAGEN GmbH, a wholly owned subsidiary of QIAGEN N.V. (Nasdaq: QGENF, Frankfurt: QIA) today announced that they have entered into a development, manufacturing and supply agreement. This partnership has the goal of developing and distributing a customized integrated diagnostic system for use in the nucleic acid sample preparation, detection and quantification of the Hepatitis B, Hepatitis C and Human Immunodeficiency (HIV-1) viruses based on Roche's patented polymerase chain reaction (PCR) technology.

The customized system will incorporate modified versions of automated sample preparation modules from QIAGEN, based on the soon to be launched QIAGEN MDx BioRobot, into a system branded as the TaqPrep(TM). The TaqPrep will be integrated with a modified version of Roche's COBAS TaqMan(TM) Analyzer, designed to target amplification using real time PCR and nucleic acid extraction methods for the detection of infectious agents that cause various diseases. Roche Diagnostics Corporation will distribute these integrated systems in the United States to large reference laboratories processing greater than 200 PCR Hepatitis B and C and HIV test requests per day.

The parties expect that utilizing QIAGEN's proprietary silica membrane technologies, extraction of both DNA and RNA can be performed on a fully automated, walk-away basis, processing up to 96 samples in only a few hours. Following nucleic acid sample extraction, processed samples will be transferred onto Roche's COBAS TaqMan platform for amplification and detection. With Roche's patented technology, amplification and detection of nucleic acid occurs simultaneously in a single reaction tube and can be monitored in "real time," allowing for more rapid and reliable detection of viral pathogens. Specially designed hardware and software will also be utilized for positive sample tracking, integrating the entire testing process for laboratories, with a resulting turn-around time of less than six hours. A fully integrated and customized system combining sample preparation and analysis is critical for high throughput laboratories. Large reference laboratories have demanding sample throughput, workflow and turnaround time requirements in order to process such high volume PCR testing.

"We have been steadfastly working with our large reference laboratory customers here in the U.S. to fully understand their PCR testing needs and requirements," states Martin Madaus, President and CEO of Roche Diagnostics Corporation. "We believe we have truly differentiated ourselves within the industry by seeking to provide them with the first integrated real time PCR in vitro diagnostics solution to meet these unique needs," he continues.

Roche's PCR technology has already revolutionized the monitoring and treatment of HIV/AIDS and Hepatitis patients with its AMPLICOR(R) in vitro diagnostic kits for these critical diseases. To date, Roche remains the only company able to offer PCR products approved by the U.S. Food and Drug Administration in both of these testing arenas.

"We are very proud that Roche has selected our nucleic acid purification platform as a front end to their new high throughput real-time amplification and detection TaqMan analyzer," said Dr. Helge Bastian, Vice President Global Strategic Marketing at QIAGEN. "Efficient extraction and purification of target nucleic acids is key to the sensitivity and reliability of nuclei acid testing using methods such as PCR and possess significant and technological challenges in clinical settings. QIAGEN's technology and market leadership in nucleic acid purification in molecular diagnostics is adding substantial value to the development of standardized and highly efficient solutions in this emerging and rapidly growing market."

QIAGEN N.V., Form 6-K, Quarter ended March 31, 2002

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About QIAGEN N.V.
QIAGEN N.V., a Netherlands holding company with subsidiaries in Germany, the United States, Japan, the United Kingdom, Switzerland, France, Italy, Australia and Canada, believes it is the world's leading provider of innovative enabling technologies and products for the separation, purification and handling of nucleic acids. The Company has developed a comprehensive portfolio of more than 320 proprietary, consumable products for nucleic acid separation, purification and handling, nucleic acid amplification, as well as automated instrumentation, synthetic nucleic acid products and related services. QIAGEN's products are sold in more than 42 countries throughout the world to academic research markets and to leading pharmaceutical and biotechnology companies. In addition, the Company is positioning its products for sale into developing commercial markets, including DNA sequencing and genomics, nucleic acid-based molecular diagnostics, and genetic vaccination and gene therapy. QIAGEN employs over 1,600 people worldwide. Further information on QIAGEN can be found at http://www.QIAGEN.com.
                                                         ----------------------
About Roche and Roche Diagnostics
Headquartered in Basel, Switzerland, Roche is one of the world's leading research-oriented healthcare groups in the fields of pharmaceuticals, diagnostics and vitamins. Roche's products and services address prevention, diagnosis and treatment of diseases, thus enhancing well-being and quality of life. Roche's Diagnostics Division, the world leader in in vitro diagnostics with a uniquely broad product portfolio, supplies a wide array of innovative testing products and services to researchers, physicians, patients, hospitals and laboratories worldwide. Roche Molecular Systems, Inc., a business area of Roche Diagnostics, has made the polymerase chain reaction (PCR) the leading nucleic acid amplification technology (NAT) in the world. PCR technology allows minute amounts of genetic material to be amplified into billions of copies in just a few hours, thereby facilitating detection of the DNA or RNA of pathogenic organisms even before antibodies to these organisms are formed. Roche Diagnostics Corporation is the North American headquarters for the diagnostics business of the company. Roche Diagnostics' website is located at http://www.roche-diagnostics.com. Certain of the statements contained in this
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news release may be considered forward-looking statements within the meaning of
Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. To the extent that any of the statements contained herein relating to QIAGEN's products and markets and operating results are forward-looking, such statements are based on current expectations that involve a number of uncertainties and risks. Such uncertainties and risks include, but are not limited to, risks associated with management of growth and international operations (including the effects of currency fluctuations), variability of operating results, the commercial development of the DNA sequencing, genomics and synthetic nucleic acid-related markets, nucleic acid-based molecular diagnostics market, and genetic vaccination and gene therapy markets, competition, rapid or unexpected changes in technologies, fluctuations in demand for QIAGEN's products (including seasonal fluctuations), difficulties in successfully adapting QIAGEN's products to integrated solutions and producing such products, the ability of each of QIAGEN to identify and develop new products and to differentiate its products from competitors, and the integration of acquisitions of technologies and businesses. For further information, refer to the discussion in reports that QIAGEN has filed with the U.S. Securities and Exchange Commission (SEC).

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QIAGEN N.V., Form 6-K, Quarter ended March 31, 2002